

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2017

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
1001 Page Mill Road, Building 3
Palo Alto, CA 94304

     Re: Cloudera, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 21, 2016
           CIK No. 0001535379

Dear Mr. Reilly:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please provide a brief summary in the prospectus summary of your relationship with Intel Corporation (Intel), including Intel's ownership percentage after the offering.

2.   Please provide qualitative or quantitative support for the following statements. To the extent such assertions are management's belief, please clarify.

- Page 1: "We have developed *the leading* modern platform for data management, machine learning and advanced analytics" (emphasis added).

- Page 6: "…our platform can deliver ten times or greater performance improvements over legacy systems at lower cost."

3.   You disclose that IDC estimates that, in the aggregate, the Dynamic Data Management Systems; Cognitive/AI Systems and Content Analytics Software; and Advanced and Predictive Analytics Software markets will grow from $8.7 billion in 2015 to $221.1 billion in 2020 at a combined compound annual growth rate of 20.5%. Please tell us what consideration you have given to disclosing the growth rates of each market sector on a disaggregated basis.

Our Market Opportunity, page 4

4.   Please provide us with a detailed calculation of your total addressable opportunity estimate.

5.   You disclose that your total addressable opportunity is expected to reach $65.6 billion by 2020, based on IDC estimates. Please clarify whether IDC conducted a study to estimate your total addressable opportunity or management estimated your total addressable opportunity based on IDC reports and estimates.

Risks Related to Our Business and Investment in Our Common Stock, page 7

6.   We note the risk factor on page 38 regarding the substantial control your directors, executive officers and principal stockholders will have. Please include this risk, including the aggregate ownership percentage after the offering, in the summary of risks.

Risk Factors

Risks Related to our Business

"If our customers do not renew or expand their subscriptions…," page 17

7.   Please include a brief description of the typical terms in your customer agreements, including term, termination and renewal provisions.

Market, Industry and Other Data, page 43

8.   You disclose that you recategorized the industry vertical for Alphabet Inc., General Electric Company and Siemens AG. Please tell us whether these companies are your customers. Also, tell us whether these are the only companies for which you recategorized the industry vertical.

Net Expansion Rate, page 45

9.   We note your disclosure related to the key performance metric "net expansion rate." Although it appears you review this metric on a quarterly basis, information about the historical trends and your analysis of this metric is not disclosed. Please revise to provide

this metric for each quarter within the periods presented, and include a discussion of the trends, expectations and purpose of this metric as it relates to your business operations and performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

10. You disclose on page 18 that an increasing amount of your business may move to cloud-based solutions for transient workloads, and that the use of your consumption-based pricing model may represent a greater share of your revenue. You further disclose that cloud infrastructure is the fastest growing type of infrastructure. If material, please discuss these and other trends and their impact on pricing and revenues. Refer to Section III.B of SEC Release 33-6835.

11. You disclose that term-based subscriptions are priced on a per node basis. Please tell us whether management monitors the number of nodes, or a similar metric, in evaluating your business and if material, include a discussion of such metric in the MD&A.

12. You state that you recognize consumption-based revenue as processor hours are consumed. Please clarify whether the consumption-based subscriptions are based on the number of processor hours. If so, tell us whether management monitors the number of processor hours, or a similar metric, in evaluating your business and, if material, include a discussion of such metric in the MD&A.

13. We note that you focus your marketing and selling efforts on corporations in the Global 8000, as well as large public sector organizations. Please revise to include a definition of what constitutes a "large public sector organization."

Factors Affecting Our Performance, page 57

14. We note that your future growth depends on obtaining new customers and expanding and renewing existing customer relationships. Your discussion of the net expansion rate reflects the impact on revenues from existing customers; however, it is unclear from this measure what percentage of your existing customers renews their subscription. It also does not reflect the impact on your business from new customers. Please tell us what consideration you gave to disclosing revenue information and trends on a new versus existing customer basis, and to providing historical renewal rates. Refer to Section III.B of SEC Release 33-8350.

Business

Customers, page 86

15.   We note the disclosure on page 32 that a portion of your sales are to governmental entities. Please tell us what consideration you have given to quantifying the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.

16.   You disclose the total number of Global 8000 customers; however, it is unclear how much of your total customer base these customers represent. Please revise to also disclose your total customer base as of each period end segregated between each significant customer category (e.g., Global 8000, large public sector, etc.).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17.   We note that your term-based subscriptions can be deployed on premise or in the cloud. Please clarify whether your cloud-based offerings represent hosting arrangements and, if so, tell us how you considered the guidance in ASC 985-605-55-119 to 55-125 in accounting for these arrangements. To the extent these arrangements scope out of the software revenue recognition guidance, tell us how you determine the selling price for each deliverable in accordance with ASC 605-25-30-2.

18.   Please explain further what you mean by the "normal pricing and discounting practices" that you use for establishing VSOE. Describe the methodology, including the volume and range of stand-alone sales used to establish VSOE. We refer you to ASC 985-605-25-6. Also, please clarify for which services you are unable to establish VSOE.

Note 4. Fair Value Measurement, page F-20

19.   Please revise to include the information required by ASC 820-10-50-2(bbb) for each category of assets measured at Level 2 within your fair value hierarchy.

Note 10. Stock Option Plans, page F-29

20.   You state that once the performance-based criterion for your RSU awards is achieved, you will recognize stock-based compensation expense. Please revise to clarify whether such criterion is achieved upon effectiveness of the IPO, or 6 months following the effective date of the offering.

21.   Please provide us with a breakdown of all RSUs and options granted during fiscal 2016 and to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Note 13. Segment Information, page F-35

22.   You state that sales outside the United States represented approximately 21% and 25% of total revenues for the year ended January 31, 2016 and the nine months ended October 31, 2016, respectively. If revenues from external customers attributed to an individual country are material, revise to disclose such revenues separately. Also, disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41(a).

Note 15. Unaudited Pro Forma Net Loss Per Share, page F-37

23.   We note your disclosure that employees must remain employed with the company six months following the effective date of an IPO in order for the liquidity condition to be met on your RSUs. Please revise to clarify whether RSUs are forfeitable, either in entirety or partially, should employment terminate at any point prior to the end of the six month period following the completion of an IPO.

24.   Please revise to also include a discussion of the amount of compensation expense that is excluded from your pro forma per share calculations but will be recorded upon effectiveness of this offering.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

25.   We note that you have included a footnote to the exhibit index that mentions a confidential treatment request with respect to certain portions of "this exhibit." However, you have not indicated which exhibit is the subject of the confidential treatment request. Please advise or revise.

General

26.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: David A. Bell, Esq.
        Fenwick & West LLP